Veracyte, Inc.

6000 Shoreline Court, Suite 300

South San Francisco, CA 94014

May 2, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Veracyte, Inc. Registration Statement on Form S-3 (File No. 333-231153)

Ladies and Gentlemen:

Veracyte, Inc., a Delaware corporation (the “Company”), pursuant to Rule 477 under the Securities Act of 1933, as amended, hereby requests to withdraw from registration the Registration Statement on Form S-3 (File No. 333-231153), including all exhibits thereto (the “Registration Statement”), filed by the Company with the Securities and Exchange Commission (the “Commission”) on May 1, 2019, with such withdrawal to be effective as of the date hereof or as soon as practicable hereafter.

The Registration Statement is being withdrawn due to an error in the filing process which prevented the Registration Statement from being filed as an “automatic shelf registration statement” and tagged accordingly as an “S-3ASR.” The Registration Statement was not declared effective by the Commission, and no securities of the Company were sold pursuant to the Registration Statement.

Please provide a copy of the order granting withdrawal of the Registration Statement to Ran Ben-Tzur of Fenwick & West LLP, the Company’s counsel, via email at rbentzur@fenwick.com. If you have any questions regarding this request for withdrawal, please contact Ran Ben-Tzur at (650) 335-7613.

Sincerely

Veracyte, Inc.

By:	/s/ Keith Kennedy
Name:	Keith Kennedy
Title:	Chief Financial Officer